April 28, 2010

VIA EDGAR AND FAX
(703) 813-6967

Ms. Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          CSX Corporation
Form 10-K for the fiscal year ended December 25, 2009
Filed February 19, 2010
File No. 001-08022

Dear Ms. Clark:

CSX Corporation (“CSX” or the “Company”) is writing in response to the Staff’s comment letter dated April 15, 2010, with respect to the above-referenced filing.  CSX believes this letter responds fully to the Staff’s comments and provides supplemental information as requested.  For the convenience of the Staff, each comment is set forth below, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Financial Results of Operations, page 37
2009 vs. 2008 Rail Results of Operations, page 39
Rail Expense, page 40
Materials, Supplies and Other, page 41

1.
We note that the decrease in material, supplies and other is attributable to several factors, including a decline in volume, a favorable adjustment to casualty claims, charges related to a storm in 2008, and a decrease in bad debt expense. Where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. Please revise future filings as necessary.

 CSX RESPONSE

We have reviewed your comments and will revise future filings.

Financial Statements, page 65
Notes to Consolidated Financial Statements, page 71
Note 5. Casualty, Environmental and Other Reserves, page 85

2.
We note from the roll forward analysis of the company’s casualty reserves included in Note 5 that the company recognized changes in estimates with respect to such reserves during both 2007 and 2009. In future filings, please revise Note 5 to explain the nature and timing of the changes in facts or circumstances that resulted in these changes in estimates during all periods presented in the company’s financial statements. Also, in future filings, please revise the notes to the company’s financial statements to disclose the per share impact of the changes in estimates as required by paragraph 50-4 of ASC 250-10-50.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

CSX Response

We have reviewed your comments and will revise future filings.

Note 6. Properties, page 94

3.
We note from the discussion on page 94 that the company uses the group life method to depreciate its rail assets including main-line track, locomotives, and freight cars and that the assets depreciated under this method comprise over 90% of the company’s total fixed assets of $31 billion on a gross basis at December 31, 2009. With respect to the company’s use of the group life method of depreciation, please tell us and revise MD&A and the notes to the company’s financial statements in future filings to address the following:

•	The depreciation method by major class of depreciable assets;
•
To the extent depreciation is computed on a basis other than time, disclose the major class of depreciable assets, the method employed (e.g., rail is depreciated using the units of production method, etc.), and why a basis other than time is appropriate (e.g., lives may be more closely correlated with usage);

•
If the units of production method is employed, disclose the basis upon which usage is measured (e.g., millions of gross tons per mile of track, etc.) and the basis upon which depreciation rates are computed (e.g., number of gross ton-miles carried over the rail divided by the estimated service lives of the rail as measured in millions of gross tons per mile).

CSX response

In future filings, we will describe our depreciation method by major class of depreciable assets.  Also, we have no depreciable assets for which depreciation is computed on a basis other than time.  See the appendix for our revised Property Footnote disclosure.

4.
We note from your disclosure on page 98 that you capitalize certain repair and maintenance activities such as the cost of rail grinding and ballast maintenance. These activities typically recur at intervals shorter than the life of the underlying assets, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired).

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs. While we would not object to your capitalization of such costs provided that: (a) their useful life, as represented by the period between performance, reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between the performance (on average), we encourage you to consider expensing such costs as incurred. Please advise us as to your planned future accounting. To the extent you plan to continue to capitalize such costs, please disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

CSX response

Upon further analysis and discussion within the Company, we have decided to voluntarily change our accounting policy for rail grinding beginning in the second quarter 2010 to expense rail grinding costs as incurred. While we note that our prior method of capitalizing such costs was acceptable, we acknowledge that the new method suggested by the Staff is preferable as it eliminates the subjectivity in determining the period of benefit associated with rail grinding.

Further, we will account for the change in accordance with Accounting Standards Codification 250 as a change in accounting principle.  We are also currently working with our independent registered public accounting firm to obtain a preferability letter relating to the change.

We respectfully advise the Staff that the Company does not capitalize repair and maintenance activities.  To clarify, our current policy pertaining to ballast is to expense maintenance or spot replacement work.  We capitalize new or added ballast when included as part of our track replacement or capacity expansion programs.  In future filings, we will clarify our disclosure. See the appendix for our revised Property Footnote disclosure.

5.	We refer to your discussion of asset retirements and disposals beginning on page 95. Please revise future filings to disclose the following with respect to these activities:

•
The method of estimating the historical cost of retired or replaced property that is accounted for under the group-life method and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets);

•
The types of assumptions involved in your historical cost estimates. For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose that the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets;

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

•
Quantification of the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively, during the various periods presented in your financial statements.

CSX response

We have reviewed your comments and will revise future filings.  See the appendix for our revised Property Footnote disclosure.

6.	Please revise future filings to quantify the amounts of maintenance costs expensed as incurred for each period presented.

CSX response

We have reassessed the current U.S. GAAP and SEC guidance and we are not aware of a clear, common definition that we can use to define maintenance costs that are expensed as incurred.  In considering the practical implications of implementing the comment above, we are unsure how we (and other companies) would categorize operating costs, including salaries to segregate those related to maintenance activities and how the reader would be able to evaluate our results against peers that may make significantly different judgments or may not separately disclose such expenses.

We are continually reviewing our peer group’s annual and quarterly reports as a best practice to benchmark industry, SEC and U.S. GAAP disclosures.  Through this review, we have not seen that others in the industry disclose in their SEC filings, the amount of maintenance costs expensed as incurred. Also, we believe this type of disclosure would make us an outlier in the industry and may place our shareholders at a disadvantage due to the lack of comparability across the industry.

Although there is not a common definition for repair and maintenance activities, we estimate that we incur costs in excess of $1 billion dollars annually on these activities which we expense as incurred.  However, this expense does not typically vary by more than 10% annually.  Therefore, we respectfully request the Staff to reconsider its request for this disclosure in future filings.

7.
We note from the disclosure provided on page 98 that a portion of the costs capitalized for track projects relate to self constructed track work performed by the company. In this regard, please revise future filings to disclose the following:

•	How such costs are distinguished from the costs of removal and deconstruction of replaced assets;
•	The basis for attributing these costs to capitalized depreciable property;
•	How such costs are measured.

CSX response

          We have reviewed your comments and will revise future filings. See the appendix for our revised Property Footnote disclosure.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

Note 14. Discontinued Operations, page 121

8.
We note from the disclosures provided in Note 14 that the company sold the stock of the subsidiary that owned the stock of the Greenbriar Hotel Corporation and as a result has reflected the results of operations of this entity and related impairment charges recognized in 2008 as discontinued operations. In future filings, please ensure that the notes to the company’s financial statements include all of the disclosures outlined in paragraph 50-1 of ASC 205-20-50 with respect to any operations that are sold or classified as held for sale during the periods presented in the company’s financial statements.

CSX response

We have reviewed your comments and will revise future filings.

Conclusion

CSX believes that the above responds fully to the comments of the Staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the Staff has additional comments

Very truly yours,

/s/ Carolyn T. Sizemore
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation

cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

Appendix Revised Property Footnote Disclosure

NOTE 6.  Properties

Railroad Assets

The Company depreciates its rail assets, including main-line track, locomotives and freight cars, using the group-life method of accounting.  Assets depreciated under the group-life method comprise over 90% of total fixed assets of $31 billion on a gross basis at December 2009.  All other assets of the Company are depreciated on a straight line basis. The group-life method aggregates assets with similar lives and characteristics into groups and depreciates each of these groups as a whole.  When using the group-life method, an underlying assumption is that each group of assets, as a whole, is used and depreciated to the end of its recoverable life.

The Company currently utilizes more than 250 different depreciable asset categories to account for depreciation expense for the railroad assets that are depreciated under group life.  Examples of depreciable asset categories include 18 different categories for crossties due to the different combinations of density classifications and asset types.  By utilizing various depreciable categories, the Company can more accurately account for the use of its assets.  All assets of the Company are depreciated on a time or life basis.

The Company believes the group-life method of depreciation closely approximates the straight-line method of depreciation.  Additionally, due to the nature of most of its assets (e.g. track is one contiguous, connected asset) the Company believes that this is the most effective way to properly depreciate its assets.

Under group-life, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management's assumptions regarding the service lives of its properties.  A life study is the periodic review of asset lives for group assets conducted by a third-party expert, analyzed by the Company’s management and approved by the Surface Transportation Board (“STB”), the regulatory board that has broad jurisdiction over railroad practices.  The STB requires life studies be performed for equipment assets every three years and for road (e.g. bridges and signals) and track (e.g., rail, ties and ballast) assets every six years.  The Company believes the frequency currently required by the STB provides adequate review of asset lives and that a more frequent review would not result in a material change due to the long-lived nature of most of the assets.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

NOTE 6.  Properties, continued

The results of the life study process determine the service lives for each asset group under the group-life method.  Road assets, including main-line track, have estimated service lives ranging from 6 years for system roadway machinery to 75 years for tunnels.  Equipment assets, including locomotives and freight cars, have estimated service lives ranging from 6 years for technology assets to 35 years for work equipment.  Resulting changes in service life estimates are subject to review and approval by the STB.

Changes in asset lives due to the results of the life studies are applied on a prospective basis and could significantly impact future periods’ depreciation expense, and thus, the Company's results of operations.

There are several factors taken into account during the life study and they include:

•	statistical analysis of historical life and salvage data for each group of property;

•	statistical analysis of historical retirements for each group of property;

•	evaluation of current operations;

•	evaluation of technological advances and maintenance schedules;

•	previous assessment of the condition of the assets and outlook for their continued use;

•	expected net salvage to be received upon retirement; and

•	comparison of assets to the same asset groups with other companies.

 For retirements or disposals of depreciable rail assets that occur in the ordinary course of business, the asset cost (net of salvage value or sales proceeds) is charged to accumulated depreciation and no gain or loss is recognized.  As part of the life study, an assessment of the recorded amount of accumulated depreciation is made to determine if it is deficient (or in excess) of the appropriate amount indicated by the study. Any such deficiency (or excess), including any deferred gains or losses, is amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group-life is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

NOTE 6.  Properties, continued

Since the rail network is one contiguous connected network it is impractical to maintain specific identification records for these assets.  For road assets (such as rail and track related items), CSX utilizes a first-in, first-out approach to asset retirements.  The historical cost of these replaced assets is estimated using inflation indices published by the Bureau of Labor Statistics applied to the replacement value based on the age of the retired asset.  The indices are used because they closely correlate with the major cost of the materials comprising the applicable road assets.

Equipment assets (such as locomotives and freight cars) are specifically identified.  When an equipment asset is retired that has been depreciated using group life method, the cost is reduced from the cost base and classified into accumulated depreciation.

For non-railroad assets, CSX utilizes straight line depreciation methods on a per asset basis.  The cost of these assets is specifically identified.  Upon retirement of any of the non-railroad assets, resulting gains and losses are recognized in earnings.  Losses on non-railroad assets were not material for any period presented.

In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred.  Examples of such acts would be the major destruction of assets due to significant storm damage (e.g. major hurricanes), the sale of a rail line segment to another railroad or the disposal of an entire class of assets (e.g. disposal of all refrigerated freight cars).  Abnormal gains and losses, which are charged to expense, were zero for 2009, $24 million loss for 2008, and $1 million gain for 2007.

Recent experience with life studies has resulted in depreciation rate changes, which did not materially affect the Company’s annual depreciation expense of $908 million and $904 million for 2009 and 2008 respectively.  The Company completed life studies for its equipment assets in 2009 and concluded life studies for its road, track and equipment assets in 2008 resulting in a reduction in depreciation expense of $18 million in 2009 and $ 32 million in 2008.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

Non-Railroad Assets

NOTE 6.  Properties, continued

The majority of non-railroad property is depreciated using the straight-line method on a per asset basis.  The depreciable lives of this property are periodically reviewed by the Company and any changes are applied on a prospective basis.

Amortization expense recorded under capital leases is included in depreciation expense on the consolidated income statements.

For retirements or disposals of non-railroad depreciable assets and all dispositions of land, the resulting gains or losses are recognized at the time of disposal, because the assets are individually identified.

Impairment Review

Properties and other long-lived assets are reviewed for impairment whenever events or business conditions indicate the carrying amount of such assets may not be fully recoverable. Initial assessments of recoverability are based on estimates of undiscounted future net cash flows associated with an asset or a group of assets in accordance with the Property, Plant, and Equipment Topic in the ASC.  Where impairment is indicated, the assets are evaluated and their carrying amount is reduced to fair value based on discounted net cash flows or other estimates of fair value.

Capital Expenditures

The Company’s capital spending includes purchased and self-constructed assets and property additions that substantially extend the service life or increase the utility of those assets.  Indirect costs that can be specifically traced to capital projects are also capitalized.  The Company is committed to maintaining and improving its existing infrastructure and expanding its network for long-term growth.  Rail operations are capital intensive and CSX accounts for these costs in accordance with GAAP and the Company’s capitalization policy.  All properties were stated at historical cost less an allowance for accumulated depreciation.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

NOTE 6.  Properties, continued

A detail of the Company’s net properties are as follows:

				Annual		Estimated
(Dollars in Millions)		Accumulated	Net Book	Depreciation	Depreciation	Useful
As of December 2009	Cost	Depreciation	Value	Rate (a)	Method	Life
Road
Rail and Other Track Material	$5,580	$(895)	$4,685	2.7%	Group Life
Ties	3,678	(748)	2,930	3.7%	Group Life
Ballast	2,279	(585)	1,694	2.5%	Group Life
Other	8,650	(1,829)	6,821	3.0%	Group Life
Total Road	$20,187	$(4,057)	$16,130			6 - 80 years

Equipment
Locomotive	$4,358	$(1,716)	$2,642	3.5%	Group Life
Freight Cars	2,672	(1,142)	1,530	3.5%	Group Life
Work Equipment and Other	436	(180)	256	7.4%	Group Life
Total Equipment	$7,466	$(3,038)	$4,428			6 - 35 years

Land	$1,899	N/A	$1,899	N/A	N/A	N/A
Intermodal	716	(397)	319	N/A	Straight Line	5 - 30 years
Computer Hardware/Software and Other	485	(376)	109	N/A	Straight Line	4 - 30 years
Construction In Progress	328	-	328	N/A	N/A	N/A
Total Properties	$31,081	$(7,868)	$23,213

				Annual		Estimated
(Dollars in Millions)		Accumulated	Net Book	Depreciation	Depreciation	Useful
As of December 2008	Cost	Depreciation	Value	Rate (a)	Method	Life
Road
Rail and Other Track Material	$5,324	$(822)	$4,502	2.9%	Group Life
Ties	3,503	(685)	2,818	4.2%	Group Life
Ballast	2,181	(601)	1,580	2.7%	Group Life
Other	8,449	(1,715)	6,734	3.0%	Group Life
Total Road	$19,457	$(3,823)	$15,634			6 - 80 years

Equipment
Locomotive	$4,335	$(1,610)	$2,725	3.6%	Group Life
Freight Cars	2,777	(1,212)	1,565	3.8%	Group Life
Work Equipment and Other	356	(170)	186	7.9%	Group Life
Total Equipment	$7,468	$(2,992)	$4,476			6 - 35 years

Land	$1,907	N/A	$1,907	N/A	N/A	N/A
Intermodal	672	(372)	300	N/A	Straight Line	5 - 30 years
Computer Hardware/Software and Other	443	(333)	110	N/A	Straight Line	4 - 30 years
Construction In Progress	261	-	261	N/A	N/A	N/A
Total Properties	$30,208	$(7,520)	$22,688

(a)  Composite depreciation rates, which are used in group life depreciation, apply to railroad assets which account for more than  90% of total properties.  All other property is depreciated on a straight line basis over the asset’s useful life.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

NOTE 6.  Properties, continued

The Company’s largest category of capital spending is the replacement of track assets and the acquisition or construction of new assets that enable CSX to enhance its operations or provide new capacity offerings to customers.  These construction projects are typically completed by CSXT employees.  Costs for track asset replacement and capacity projects that are capitalized include:

•	labor costs, because many of the assets are self-constructed;
•	costs to purchase or construct new track or to prepare ground for the laying of track;
•	welding (rail, field and plant) which are processes used to connect segments of rail;
•	new ballast, which is gravel and crushed stone that holds track in line;
•	fuels and lubricants associated with tie, rail and surfacing work which is the process of raising track to a designated elevation over an extended distance;
•	cross, switch and bridge ties which are the braces that support the rails on a track;
•	gauging which is the process of standardizing the distance between rails;
•	handling costs associated with installing ties or ballast; and
•	other track materials.

The primary cost in self-constructed track replacement work is labor.  CSX engineering employees directly charge their labor to the track replacement project (the capitalized depreciable property). These employees concurrently perform deconstruction and installation of rail. Because of this concurrent process, CSX must estimate the amount of labor that is related to deconstruction versus installation.

Through analysis of CSX’s track replacement process, CSX determined that approximately 20% of labor costs associated with rail installation is related to the deconstruction of old track and 80% is associated with the installation of new track.

Ms. Heather Clark
U. S. Securities and Exchange Commission
April 28, 2010

NOTE 6.  Properties, continued

Capital spending related to locomotives and freight cars comprises the second largest category of the Company’s capital assets.  This category includes purchase costs of locomotives and freight cars as well as certain equipment leases that are considered to be capital leases in accordance with the Leases Topic in the ASC.  In addition, costs to modify or rebuild these assets are capitalized if the spending incurred extends the asset’s useful life or improves utilization.  Improvement projects must meet specified dollar thresholds to be capitalized and are reviewed by management to determine proper accounting treatment.

Routine repairs and maintenance costs, for all asset categories, are expensed as incurred.